PROSPECTUS SUPPLEMENT (To Prospectus Dated January 2, 2026)	As Filed

Pursuant to Rule 424(b)(5)

Registration No. 333-292405

Up to $542,716

Common Stock

This amendment to the prospectus supplement (“Amendment No. 1”): amends the prospectus supplement dated January 2, 2026 (the “Original ATM Prospectus Supplement”), to the accompanying base prospectus, dated January 2, 2026 (the “Base Prospectus” and, collectively with the Original ATM Prospectus Supplement, the “Prospectus”) filed as a part of our effective registration statement on Form S-3 (File No. 333-292405) relating to the offer and sale from time to time of common stock, par value $0.001 through or to H.C. Wainwright & Co., LLC, or Wainwright, acting as sales agent or principal. These sales, if any, will be made pursuant to the terms of the at the market offering agreement, or the sales agreement, dated March 24, 2022 and amended on December 19, 2025, between us and Wainwright.

This Amendment No. 1 should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment No. 1 is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this Amendment No. 1 to update the amount of securities that we are eligible to offer and sell pursuant to General Instruction I.B.6 of Form S-3. As of May 27, 2026, the aggregate market value of our outstanding common stock held by non-affiliates was $7,176,521, based upon 2,337,629 shares of our outstanding common stock held by non-affiliates and a price of $3.07 per share, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our “public float” (i.e., the aggregate market value of our common stock held by non-affiliates) in any 12 calendar-month period so long as our public float remains below $75.0 million. During the 12 calendar months prior to and including the date of this prospectus (but excluding this offering), we have sold an aggregate of $1,849,457 worth of securities in reliance on General Instruction I.B.6 of Form S-3.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the sales agreement with Wainwright after filing this Amendment No.1 we may offer and sell shares of common stock having an aggregate offering price of up to $542,716 from time to time through Wainwright which does not include the shares of common stock having an aggregate sales price of $1,849,457 that were sold pursuant to the Original ATM Prospectus Supplement prior to the filing of this Amendment No. 1.

Sales of our common stock, if any, under this prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through Nasdaq, or any other existing trading market in the United States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Wainwright is not required to sell any specific number or dollar amount of securities, but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Wainwright and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

 Our common stock is listed on the Nasdaq Capital Market under the symbol “AEMD.” On May 27, 2026, the last reported sale price for our common stock was $3.07 per share.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully consider the risk factors described in “Risk Factors” on page 20 of the Original ATM Prospectus Supplement and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus is June 4, 2026.